Consent of Author

TO:	British Columbia Securities Commission
AND TO:	Alberta Securities Commission
AND TO:	Ontario Securities Commission
AND TO:	Quebec Securities Commission
AND TO:	Nova Scotia Securities Commission

We, Lars Malmström, Chief Geologist and Per Hedström, Senior Geologist, do hereby consent to the filing of the technical report entitled "Mineral Reserves and Mineral Resources of the Zinkgruvan Mine in South Sweden" and dated December 31, 2004 (the "Technical Report") and the written disclosure of the Technical Report and any extracts from or a summary of the Technical Report in the Annual Information Form of Lundin Mining Corporation and to the filing of the Technical Report with the securities regulatory authorities referred to above.

Dated March 29, 2005

"Lars Malmström"
Lars Malmström

"Per Hedsröm"
Per Hedström